UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55169/January 25, 2007

ADMINISTRATIVE PROCEEDING
FILE NO. 3-12493

_____

In the Matter of	:	
	:	
DETOUR MEDIA GROUP, INC.,	:	
DRIVINGAMERICA.COM, INC.,	:	ORDER MAKING FINDINGS
LEGENDS ENTERPRISES, INC.,	:	AND REVOKING REGISTRATIONS
OXIR INVESTMENTS, INC.,	:	BY DEFAULT
SPINPLANET.COM, INC. (n/k/a	:	
ENTERTAINMAX WORLDWIDE,	:	
INC.), and	:	
TESSA COMPLETE HEALTH CARE,	:	
INC.	:	

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 1, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by December 14, 2006. Respondents' Answers to the OIP were due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b).

        On December 18, 2006, the Division of Enforcement (Division) moved for the entry of an order of default against all six Respondents or, in the alternative, for leave to file a motion for summary disposition as to all six Respondents. On December 19, 2006, I held the Division's request in abeyance and ordered Detour Media Group, Inc. (Detour), DrivingAmerica.com, Inc. (DrivingAmerica), Spinplanet.com, Inc., n/k/a EntertainMax Worldwide, Inc. (EntertainMax), and Tessa Complete Health Care, Inc. (Tessa), each to show cause, on or before January 5, 2007, why they should not be held in default and the proceeding resolved against them.

        On January 8, 2007, I ordered Legends Enterprises, Inc. (Legends), and OXIR Investments, Inc. (OXIR), each to show cause, on or before January 17, 2007, why they should not be held in default and the proceeding resolved against them. In the Order of January 8, I also found Detour, DrivingAmerica, and Tessa in default.

        To date, only EntertainMax has filed an Answer or responded to the show cause orders. A telephonic prehearing conference was held January 18, 2007, at which only the Division and EntertainMax appeared.

Accordingly, Detour, DrivingAmerica, Legends, OXIR, and Tessa are in default for failing to appear at a scheduled conference, file an Answer, respond to a dispositive motion within the time provided, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155, .220(f), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true.

Detour (CIK No. 935730) is a dissolved Colorado corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Detour is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002.

DrivingAmerica (CIK No. 1063701) is a dissolved Colorado corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. DrivingAmerica is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $681,769 for the prior nine months.

Legends (CIK No. 1125223) is a dissolved Oregon corporation located in Concord, Massachusetts, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Legends is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $71,393 for the prior nine months.

OXIR (CIK No. 1088431) is a suspended California corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. OXIR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $1,178,185 for the prior nine months.

Tessa (CIK No. 859919) is a Georgia corporation located in Tigard, Oregon, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Tessa is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $2,718,846 for the prior nine months.

Detour, DrivingAmerica, Legends, OXIR, and Tessa are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, Detour, DrivingAmerica, Legends, OXIR, and Tessa failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Detour, DrivingAmerica, Legends, OXIR, and Tessa.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Detour Media Group, Inc., DrivingAmerica.com, Inc., Legends Enterprises, Inc., OXIR Investments, Inc., and Tessa Complete Health Care, Inc., are REVOKED; and

IT IS FURTHER ORDERED THAT the proceeding shall continue as to Spinplanet.com, Inc. (n/k/a EntertainMax Worldwide, Inc.).

_____
James T. Kelly
Administrative Law Judge